Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2010	2009
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$(10,186)	$281
Additions:
Income tax expense	249	615
Noncontrolling interest in income of consolidated subsidiaries	968	382
Fixed charges, as shown below	8,302	5,319
Distributions received from equity-method investees	7	—
	9,526	6,316
Subtractions:
Equity in income (loss) of investees	(104)	93
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	(104)	93

Earnings as adjusted	$(556)	$6,504
Fixed charges:
Interest on indebtedness, expensed or capitalized	6,377	3,443
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	651	318
Interest within rent expense	1,274	1,558
Total fixed charges	$8,302	$5,319
Ratio of earnings to fixed charges	N/A	1.22
Fixed charge deficiency	8,858	N/A